FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITES EXCHANGE ACT OF 1934

                          For the month of August 2000
     (containing quarterly information for the quarter ended June 30, 2000)

                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F      X         Form 40-F       ______
                                -------

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes  ________             No       X
                                                    -------

                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K

                                      INDEX

PART I.           FINANCIAL INFORMATION

         Item 1.  Financial Statements

                  Condensed Consolidated Balance Sheets at
                  December 31, 1999 (Audited) and June 30, 2000 (Unaudited)

                  Condensed Consolidated Statements of Operations for the Three and Six months ended June 30, 2000 and 1999 (Unaudited)

                  Condensed Consolidated Statements of Cash Flows for the Six months ended June 30, 2000 and 1999 (Unaudited)

                  Note   to   Condensed    Consolidated   Financial   Statements
                  (Unaudited)

         Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


PART II. OTHER INFORMATION

         Item 3.  Information Incorporated by Reference

         Item 4.  Exhibits

                  Exhibit                   Description of Document
                  -------                   -----------------------

                  1 July 20, 2000 Press Release: "971% Revenue Growth Over Comparable Period in Previous Fiscal Year"

                  2 Amended and Restated Articles of Association of Commtouch Software, Ltd., as amended and restated on August 10, 2000.

                  3        Amendment  to  the   Commtouch   Software  Ltd.  1999
                           Nonemployee Directors Stock Option Plan approved by shareholders on August 10, 2000.


Signatures

Exhibit Index

PART I.  FINANCIAL INFORMATION

Item 1.           Financial Statements

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                          June 30,  December 31,
                                                           2000        1999
                                                         ---------    ---------
                                                        (unaudited)

ASSETS
Current Assets:
  Cash and cash equivalents                              $  49,078    $  65,996
  Marketable securities                                      7,805       18,050
  Trade receivables                                          7,402        2,378
  Prepaid marketing expenses                                   626        4,508
  Prepaid expenses and other accounts receivable             3,398        1,648
                                                         ---------    ---------
          Total current assets                              68,309       92,580
  Other assets                                               1,890        1,608
Long-term Investment                                         3,000         --
Property and Equipment, net                                 14,167        6,148
                                                         ---------    ---------
                                                         $  87,366    $ 100,336
                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Current portion of bank loans and capital leases              62          120
  Accounts payable                                           2,766        1,510
  Employees and payroll accruals                             1,757        1,032
  Other liabilities and accrued expenses                     2,585        1,865
                                                         ---------    ---------
          Total current liabilities                          7,170        4,527
                                                         ---------    ---------
Long-term Portion Capital Leases                                37           44
Accrued Severance Pay                                          704          453
                                                         ---------    ---------
                                                               741          497
                                                         ---------    ---------
Shareholders' Equity
  Ordinary shares                                              219          213
  Additional paid-in capital                               137,029      133,403
  Deferred compensation                                     (4,254)      (5,779)
  Notes receivable from shareholders                        (3,631)      (1,060)
  Unrealized holding gains (losses)                            (25)          63
  Accumulated deficit                                      (49,883)     (31,528)
                                                         ---------    ---------
          Total shareholders' equity                        79,455       95,312
                                                         ---------    ---------
                                                         $  87,366    $ 100,336
                                                         =========    =========



          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                                  (unaudited)            (unaudited)
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
Revenues .................................   $  5,911    $    553    $ 10,183    $    898
Cost of revenue ..........................      2,784         606       4,905       1,040
                                             --------    --------    --------    --------
Gross profit(loss) .......................      3,127         (53)      5,278        (142)
                                             --------    --------    --------    --------
Operating expenses:
  Research and development, net ..........      2,270         510       4,263         850
  Sales and marketing ....................      6,404       1,363      11,150       1,971
  General and administrative .............      2,576         683       4,682       1,327
  Amortization  of the  prepaid  marketing
    expense ..............................      1,941        --         3,882        --
  Amortization of deferred compensation ..        762       1,013       1,525       1,372
                                             --------    --------    --------    --------
          Total operating expenses .......     13,953       3,569      25,502       5,520
                                             --------    --------    --------    --------
Operating loss ...........................    (10,826)     (3,622)    (20,224)     (5,662)
Interest and other income (expense), net .        931           6       1,869        (265)
                                             --------    --------    --------    --------
Net loss .................................   $ (9,895)   $ (3,616)   $(18,355)   $ (5,927)
                                             ========    ========    ========    ========
Basic and diluted net loss per share .....   $  (0.65)   $  (1.66)   $  (1.21)   $  (3.17)
                                             ========    ========    ========    ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share ..................................     15,261       2,178      15,205       1,869
                                             ========    ========    ========    ========



          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                                                Six Months
                                                                  ended
                                                                 June 30,
                                                           ---------------------
                                                               (unaudited)
                                                             2000         1999
                                                           --------    --------
Cash flows from operating activities:
  Net loss .............................................   $(18,355)   $ (5,927)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
     Depreciation and amortization .....................      2,420         498
     Amortization of deferred compensation and warrants
       issued  for  service  received  and bank line of
       credit ..........................................      1,525       1,752
     Amortization of the prepaid marketing expenses ....      3,882        --
     Increase in trade receivables .....................     (5,024)       (332)
     Increase in other accounts  receivable and prepaid
       expenses ........................................     (1,750)     (1,294)
     Increase in accounts payable ......................         56         351
     Increase in other liabilities .....................      1,410         368
     Increase (Decrease) in deferred revenue ...........         35          10
     Increase in accrued severance pay, net ............         59          49
                                                           --------    --------
       Net cash used in operating activities ...........    (15,742)     (4,525)
                                                           --------    --------
Cash flows from investing activities:
  Proceeds from sale of available  for sale  marketable
       securities ......................................     10,157        --
  Purchase of Long-term investments ....................     (3,000)       --
  Long-term Deposits ...................................        (90)       --
  Purchase of property and equipment ...................     (9,239)     (1,721)
                                                           --------    --------
       Net cash used in investing activities ...........     (2,172)     (1,721)
                                                           --------    --------
Cash flows from financing activities:
  Short-term bank line of credit, net ..................       --        (1,328)
  Payment of capital lease .............................        (65)        (53)
  Proceeds from issuance of shares .....................      1,061      18,456
                                                           --------    --------
       Net cash provided by financing activities .......        996      17,075
                                                           --------    --------
Increase (Decrease) in cash and cash equivalents .......    (16,918)     10,829
Cash and cash equivalents at the beginning of the
period .................................................     65,996         834
                                                           --------    --------
Cash and cash equivalents at the end of the period .....   $ 49,078    $ 11,663
                                                           ========    ========
Supplemental disclosure of cash flows activity:
Cash paid during the year:
Interest ...............................................   $      8    $     42
                                                           ========    ========
Ordinary shares issued for notes receivable from
shareholders ...........................................   $  2,571    $    887
                                                           ========    ========

          The accompanying note is an integral part of these condensed consolidated financial statements.

                             COMMTOUCH SOFTWARE LTD.

               NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1.       Basis of Presentation:

         The condensed consolidated financial statements have been prepared by Commtouch Software Ltd., without audit, and include the accounts of Commtouch Software Ltd. and its wholly-owned subsidiaries (collectively the "the Company"). Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position at June 30, 2000 and the operating results and cash flows for the reported periods. These financial statements and notes should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 1999, which were filed with the Securities and Exchange Commission on Form 20-F.

         The results of operations for the three and six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for future quarters or the year ending December 31, 2000.

Item 2.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the condensed consolidated financial statements and the note thereto in Part I, Item 1 of this quarterly report and with Management's Discussion and Analysis of Financial Conditions and Results of Operations contained in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch's actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

Overview

Commtouch Software Ltd. ("Commtouch" or "the Company") and its subsidiaries are a leading global provider of outsourced integrated Web-based email and messaging solutions to businesses. Our solutions are flexible, highly customizable and enable us to satisfy the unique email and messaging needs of our customers worldwide. Our customers are large and small businesses who offer our Web-based email through their website to their end users. As of June 30, 2000, we had approximately 260 global customers. Through our customers' sites we serve approximately 15.8 million active emailboxes. We also serve over 1.3 million active emailboxes to small businesses and websites through our ZapZone Network.

Results of Operations

The following table sets forth financial data for the three and six months ended
June 30, 2000 and 1999 (in thousands):
                                                  Three Months Ended       Six Months Ended
                                                        June 30,               June 30,
                                                 --------------------    --------------------
                                                      (unaudited)           (unaudited)
                                                   2000        1999        2000        1999
                                                 --------    --------    --------    --------
  Revenues ...................................   $  5,911    $    553    $ 10,183    $    898
  Cost of Revenues ...........................      2,784         606       4,905       1,040
                                                 --------    --------    --------    --------
  Gross profit (loss) ........................      3,127         (53)      5,278        (142)
                                                 --------    --------    --------    --------
Operating expenses:
    Research and development, net ............      2,270         510       4,263         850
    Sales and marketing ......................      6,404       1,363      11,150       1,971
    General and administrative ...............      2,576         683       4,682       1,327
    Amortization of prepaid marketing expenses      1,941        --         3,882        --
    Amortization of deferred compensation ....        762       1,013       1,525       1,372
                                                 --------    --------    --------    --------
         Total operating expenses ............     13,953       3,569      25,502       5,520
                                                 --------    --------    --------    --------
  Operating loss .............................    (10,826)     (3,622)    (20,224)     (5,662)
  Interest and other income (expense), net ...        931           6       1,869        (265)
                                                 --------    --------    --------    --------
  Net loss ...................................   $ (9,895)   $ (3,616)   $(18,355)   $ (5,927)
                                                 ========    ========    ========    ========

Comparison of the Three and Six Months Ended June 30, 2000 and 1999

Revenues. Revenues increased from $553,000 for the three months ended June 30, 1999 to $5.9 million for the three months ended June 30, 2000. Revenue increased from $898,000 for the six months ended June 30, 1999 to $10.2 million for the six months ended June 30, 2000. The key factor contributing to the growth of our revenues for the three and six month periods ended June 30, 2000 is the increase in the number of business partners that have contracts that are generating revenue for the Company. During the second quarter of 2000, only one of our customers contributed more than 10 percent of our revenues. Our backlog increased from $22 million at the end of the first quarter of 2000 to $29 million at the end of the second quarter 2000, an increase of 32 percent.

Cost of Revenues. Cost of revenues increased from $606,000 for the three months ended June 30, 1999 to $2.8 million for the three months ended June 30, 2000 and increased from $1.1 million for the six months ended June 30, 1999 to $4.9 million for the six months ended June 30, 2000. Cost of revenues consist primarily of personnel related costs, Internet data center services from third party providers, depreciation of equipment, and Internet access. We expect cost of revenues to increase on an absolute basis, primarily as a result of an increase in our revenues, but to decrease as a percentage of revenues due to economies of scale.

Research and Development Costs, Net. Research and development costs consist primarily of personnel and related costs, depreciation of equipment and supplies. Our research and development costs increased from $510,000 for the three months ended June 30, 1999 to $2.3 million for the three months ended June 30, 2000 and from $850,000 for the six months ended June 30, 1999 to $4.3 million for the six months ended June 30, 2000, due primarily to higher personnel and related costs. We expect that research and development costs, net, will increase in absolute dollar amounts due to increases in personnel costs related directly to new employees being hired to develop new service offerings, however such costs are expected to decrease as a percentage of revenues.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel and related costs, public relations, advertising and direct sales efforts. Sales and marketing expenses increased from $1.4 million for the three months ended June 30, 1999 to $6.4 million for the three months ended June 30, 2000 and increased from $2.0 million for the six months ended June 30, 1999 to $11.1 million for the six months ended June 30, 2000 due primarily to marketing and other costs to support the growth of our revenues. The primary reason for this cost increase is added personnel and related costs and an aggressive worldwide advertising campaign including print media, online advertising, and trade show and conference appearances. If we achieve significant revenue growth, we expect that sales and marketing expenses will start to decline as a percentage of total revenues as we hire additional personnel and continue to support and develop the email service business.

General and Administrative. General and administrative costs consist primarily of personnel and related costs, outside consultants, professional services and facility costs. Our general and administrative expenses increased from $683,000 for the three months ended June 30, 1999 to $2.6 million for the three months ended June 30, 2000, and increased from $1.3 million for the six months ended June 30, 1999 to $4.7 million for the six months ended June 30, 2000, due primarily to the move of our subsidiary Commtouch Inc. to larger facilities. We expect general and administrative costs to increase on an absolute basis due to increased personnel and related costs, higher facility costs associated with additional personnel and other costs necessary to support and develop the email service business. We expect that general and administrative expenses as a percentage of total revenues will start to decline in the next several quarters.

Amortization of the Prepaid Marketing Expenses. Amortization of the prepaid marketing expenses relating to the Go2Net and Microsoft warrants increased from zero for the three months ended June 30, 1999 to $1.9 million for the three months ended June 30, 2000 and from zero for the six months ended June 30, 1999 to $3.9 million for the six months ended June 30, 2000. The prepaid marketing expense is being amortized using the straight line method over the minimum term of the commercial agreements with these two companies, or one year.

Amortization of Deferred Compensation. Stock-based employee deferred compensation expenses decreased from $1.0 million for the three months ended June 30, 1999 to $762,000 for the three months ended June 30, 2000 and increased from $1.4 million for the six months ended June 30, 1999 to $1.5 million for the six months ended June 30, 2000. The deferred compensation is being amortized using the sum-of-digits method over the vesting schedule, generally four years.

Interest and other income (expense), net. Interest and other income (expense), net increased from a net income of $6,000 for the three months ended June 30, 1999 to a net income of $931,000 for the three months ended June 30,

2000 and from a net expense of $265,000 for the six months ended June 30, 1999 to a net income of $1.9 million for the six months ended June 30, 2000, due primarily to interest income earned from cash and cash equivalents generated from the initial public offering.

Liquidity and Capital Resources

We have financed our operations principally from the sale of equity securities and to a lesser extent from bank loans and royalty-bearing research and development and marketing grants from the Israeli government. On July 16, 1999, the Company raised $70,786,000, net of underwriters commission ($66,177,000 net of expenses), from the public offering (including the exercise of the underwriters' overallotment option) and the private placement that was part of the strategic partnership with Go2Net and Vulcan Ventures. On December 29, 1999 we raised an additional $20.0 million from the sale of ordinary shares to Microsoft Corporation upon the exercise of a warrant issued in connection with an email services agreement with Microsoft. As of June 30, 2000, we had $49.0 million in cash and cash equivalents.

Net cash provided by financing activities was $996,000 for the six months ended June 30, 2000. Net cash provided by financing activities primarily consisted of cash received from employees related to the exercise of stock options. Net cash used in operating activities was $15.7 million for the six months ended June 30, 2000. Net cash used for operating activities is comprised of net loss for the six months, partially offset by depreciation and amortization expenses. Net cash used in investing activities was $2.2 million for the six months ended June 30, 2000. These investing activities consisted of purchases of property and equipment, sale of available for sale securities, and purchase of long-term investments.

As of June 30, 2000 we had net working capital of $61.1 million.

Effective Corporate Tax Rates

Our tax rate will reflect a mix of the U.S. statutory tax rate on our U.S. income and the Israeli tax rate discussed in our Annual Report on Form 20-F filed with the Commission in June 2000. We expect that most of our taxable income will be generated in Israel. Israeli companies are generally subject to corporate tax at the rate of 36% of taxable income. The majority of our income, however, is derived from our company's capital investment program with Approved Enterprise status under the Law for the Encouragement of Capital Investments in two separate plans, and is therefore eligible for certain tax benefits. Pursuant to these benefits, we will enjoy a tax exemption on income derived during the first two years in which such investment plans produce taxable income (provided that we do not distribute such income as a dividend) and a reduced tax rate of 10% to 25% for an additional period of five to eight years depending on the level of foreign investment in Commtouch. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprise programs, or that the provisions of the law will not change. Moreover, notwithstanding these tax benefits, to the extent we receive income from countries other than Israel, such income may be subject to withholding tax. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible.

Proposed Tax Reform

On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

Impact of Inflation and Currency Fluctuations

Most of our sales are in dollars. However, a large portion of our costs relates to our operations in Israel. A substantial portion of our operating expenses, primarily our research and development expenses, is denominated in NIS. For the purposes of our financial statements, costs not effectively denominated in dollars are translated to dollars when recorded, at prevailing exchange rates and will increase if the rate of inflation in Israel exceeds the devaluation of the NIS as compared to the dollar or if the timing of such devaluations lags considerably behind inflation. Consequently, we are and will be affected by changes in the prevailing NIS/dollar exchange rate. We might also be affected by the dollar exchange rate to the major European and Asian currencies, due to the fact that we derive revenues from business partners in Europe and Asia.

In recent years (until 1997), inflation in Israel generally exceeded the devaluation of the NIS against the dollar and the Company experienced increases in the dollar cost of its operations in Israel. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency remeasurements are reported in our 1999 Consolidated Financial Statements in current operations.

The  representative  exchange  rate, as reported by the Bank of Israel,  was NIS
4.084 for one dollar on June 30, 2000.

Qualitative and Quantitative Disclosure about Market Risk

We develop our technology in Israel and provide our services in North America, India, Europe and the Far East. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. Our interest expense on our capital lease obligations with a U.S. leasing company is sensitive to changes in the general level of U.S. interest rates. Due to the nature and level of our debts, we have concluded that there is currently no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

PART II. OTHER INFORMATION

Item 3.           Information Incorporated by Reference

The information in this Report on Form 6-K is incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.

Item 4.           Exhibits

The exhibits listed on the Exhibit Index, attached hereto, are incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    COMMTOUCH SOFTWARE, LTD.
                                                 -------------------------------
                                                          (Registrant)

Date                                                 By
    -----------------------                              -----------------------
                                                         James E. Collins
                                                         Chief Financial Officer

                                  Exhibit Index

     Exhibit                     Description of Document
     -------                     -----------------------

         1 July 20, 2000 Press Release: "971% Revenue Growth Over Comparable Period in Previous Fiscal Year"

         2 Amended and Restated Articles of Association of Commtouch Software, Ltd., as amended and restated on August 10, 2000.

         3 Amendment to the Commtouch Software Ltd. 1999 Nonemployee Directors Stock Option Plan approved by shareholders on August 10, 2000.

EXHIBIT 1

Commtouch Reports Record Revenues in Q2 2000
--------------------------------------------
971% Revenue Growth Over Comparable Period in Previous Fiscal Year


Santa Clara, California (July 20, 2000) -- Commtouch (Nasdaq: CTCH), the worldwide leader in outsourced email and messaging solutions, today announced results for the second quarter 2000. Revenues for the second quarter of 2000 were a record $5.9 million, an increase of 971% over second quarter 1999 revenues of $553,000 and a 37% increase over first quarter 2000 revenues of $4.3 million. As of June 30, 2000, the Company had a backlog from contracts amounting to approximately $29 million that will be recognized as revenue over future quarters.

"The stronger-than-ever demand for outsourced messaging services across all markets, coupled with our robust and reliable service, are the drivers behind our consistent growth," said Gideon Mantel, chairman and CEO of Commtouch. "Our gross profit margin of 53% is outstanding." Mantel added, "The release during Q2 2000 of our Service Provider Solution targeted at the enterprise market greatly enhances the reach of Commtouch services. In addition, we are equally as proud of our service uptime records that are setting the industry standard for reliability. Overall, Q2 2000 is the building block for the future of Commtouch outsourced services."

Commtouch announced deals with UrbanMedia, myCIO.com, a Network Associates, Inc. (Nasdaq: NETA) business, and Exodus Communications(TM), Inc. (Nasdaq: EXDS) to provide premier email and messaging solutions. In addition, Commtouch became the leading email provider in India through its agreements with the Times Group portal indiatimes.com; indya.com, Gnan.com and Indiaacross.com; brandquivier.com; GrabMail and Indian Doctors Network.

                                     -MORE-

In addition, Commtouch announced its plans to develop an outsourced email solution built on the Microsoft Hosted Exchange 2000 platform. Through our Hosted Exchange platform, Commtouch will enable corporate customers worldwide to retain control while outsourcing their email operations, by providing the most scalable, reliable and secure, messaging systems available.

In Q2 2000, we opened Commtouch kk, based in Tokyo. We hired a Japanese CEO who is assembling a local team to expand the efforts that Commtouch has made in Japan during the last five years.

Gross profit for the first quarter of 2000 was $3.1 million representing an industry leading gross profit margin of 53% compared to a gross profit margin of 50% for the first quarter of 2000.

Net loss excluding amortization of the prepaid marketing asset resulting from warrants issued to Go2Net and Microsoft and stock-based employee deferred compensation for the quarter ended June 30, 2000, was $0.47 per share as compared to $0.38 share for the first quarter of 2000.

Net loss for the quarter ended June 30, 2000 was $9.9 million compared to $8.5 million for the quarter ended March 31, 2000. Net loss per share for the quarter ended June 30, 2000, was $0.65 per share compared to net loss per share of $0.56 for the first quarter, 2000.

                                 About Commtouch

Commtouch is the leading global provider of outsourced integrated email and messaging solutions, currently serving 16 million email boxes worldwide. Commtouch customizes messaging solutions for more than 400 corporations, ASPs, ISPs, portals and online companies such as About.com, Asahi-Shimbun, Citibank, Ericsson, Exodus Communications, First USA, France Telecom, Go2Net, IFX, myCIO.com, Microsoft, Multimania.com, Scandinavia Online, Talk City, Toshiba, Tutopia and Yupi.

Commtouch offers the most integrated suite of online messaging applications in 25 languages that include features such as online calendaring, unified messaging, wireless integration and direct marketing applications. The Company, in addition to providing a destination site solution product, has a service provider solution (featuring primary email boxes) for ASPs, ISPs and small to medium enterprises. Founded in 1991, Commtouch has offices in Silicon Valley, Los Angeles, New York City, Miami, London and Tel Aviv.

Additional Company information may be obtained by visiting www.commtouch.com.

                                     -MORE-

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth in the Internet market; commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments; and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's registration statement on Form 20-F filed with the SEC which is available through www.sec.gov.

             (C) 2000 Commtouch Software, Ltd. All rights reserved.

         Commtouch is a registered trademark of Commtouch Software Ltd.

Terms and product names in this document may be trademarks of others.

                                     --MORE

                             COMMTOUCH SOFTWARE LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                          June 30,  December 31,
                                                           2000        1999
                                                         --------    --------
ASSETS
Current Assets:
  Cash and short term investments                        $ 56,883    $ 84,046
  Trade receivables                                         7,402       2,378
  Prepaid marketing expenses relating to Go2Net and
  Microsoft warrants                                          624       4,508
  Prepaid expenses and  other accounts receivable           3,400       1,648
                                                         --------    --------
          Total current assets                             68,309      92,580
Severance Pay Fund                                            546         354
Security Deposit                                            1,344       1,254
Investment - at Equity                                      3,000        --
Property and Equipment, net                                14,167       6,148
                                                         --------    --------
                                                         $ 87,366    $100,336
                                                         ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                       $  2,766    $  1,510
  Employees and payroll accruals                            1,757       1,032
  Deferred revenue                                            596         561
  Other liabilities                                         2,051       1,424
                                                         --------    --------
          Total current liabilities                         7,170       4,527
                                                         --------    --------
Long-term Portion of Bank Loans and Capital Leases             37          44
Accrued Severance Pay                                         704         453
                                                         --------    --------
                                                              741         497
                                                         --------    --------
Shareholders' Equity                                       79,455      95,312
                                                         --------    --------
                                                         $ 87,366    $100,336
                                                         ========    ========

                                     -MORE-

                             COMMTOUCH SOFTWARE LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                              Three Months Ended       Six Months Ended
                                                   June 30,                June 30,
                                             --------------------    --------------------
                                              2000         1999        2000         1999
                                             --------    --------    --------    --------
Email Services - revenue .................   $  5,911    $    553    $ 10,183    $    898
Cost of Email services -  revenue ........      2,784         606       4,905       1,040
                                             --------    --------    --------    --------
Gross profit (loss) ......................      3,127         (53)      5,278        (142)
                                             --------    --------    --------    --------
Operating expenses:
  Research and development, net ..........      2,270         510       4,263         850
  Sales and marketing ....................      6,404       1,363      11,150       1,971
  General and administrative .............      2,576         683       4,682       1,327
  Amortization  of the  prepaid  marketing
  expenses relating to Go2Net & Microsoft
  warrant ................................      1,941        --         3,882        --
  Amortization of stock-based employee
     deferred compensation ...............        762       1,013       1,525       1,372
                                             --------    --------    --------    --------
          Total operating expenses .......     13,953       3,569      25,502       5,520
                                             --------    --------    --------    --------
Operating loss ...........................    (10,826)     (3,622)    (20,224)     (5,662)

Interest income (expense) and other, net .        931           6       1,869        (265)
                                             --------    --------    --------    --------
Net loss .................................   $ (9,895)   $ (3,616)   $(18,355)   $ (5,927)
                                             ========    ========    ========    ========
Basic and diluted net loss per share .....   $  (0.65)   $  (1.66)   $  (1.21)   $  (3.17)
                                             ========    ========    ========    ========
Weighted average number of shares used in
  computing basic and diluted net loss per
  share ..................................     15,261       2,178      15,205       1,869
                                             ========    ========    ========    ========

Net Loss
- as adjusted (1) ........................   $ ( 7,192)  $ (2,603)   $(12,948)   $ (4,555)
                                             ========    ========    ========    ========
Basic and diluted net loss per share
- as adjusted (1) ........................   $  (0.47)   $  (1.20)   $  (0.85)   $  (2.44)
                                             ========    ========    ========    ========


(1) Excludes charges for amortization of stock-based employee compensation and Go2Net and Microsoft Warrants.


EXHIBIT 2

                  Amended and Restated Articles of Association
                           of Commtouch Software Ltd.

                                 August 10, 2000

                                THE COMPANIES LAW
                                -----------------

                           A COMPANY LIMITED BY SHARES
                           ---------------------------

                             ARTICLES OF ASSOCIATION

                                       of

                             COMMTOUCH SOFTWARE LTD.

1. Preliminary

1.1. Construction. In these Articles, each of the following terms shall have the respective meaning appearing next to it, if not inconsistent with the subject or context:

1.1.1. "Articles" - These Articles of Association, as amended from time to time.

1.1.2. "Board" - the board of directors appointed under these Articles.

1.1.3. "Company" - Commtouch Software Ltd.

1.1.4. "Companies Law" - The Companies Law, 5759-1999 and any regulations promulgated thereunder.

1.1.5.  "General Meeting" - an Annual Meeting or a Special Meeting as defined in
Article 10.2.1.

1.1.6. "New Securities" - any shares of the Company and all rights, options or warrants to purchase capital shares and securities of any type whatsoever that are, or may become, convertible into shares, except for shares, rights, options, warrants or other securities issued upon conversion of any New Securities into shares of the Company, or upon the exchange of any shares exchangeable into shares of another class.

1.1.7. "Shareholder" -

(a) A holder of one or more of the shares of the Company;

(b) a person registered as such in the Register of Shareholders;

(c) a person who holds a share certificate.

1.1.8.  "Register of  Shareholders" - The Register of  Shareholders  pursuant to
Article 13.

1.1.9. "Year and Month" - A Gregorian month or year.

1.2. Any capitalized term used but not otherwise defined in these Articles shall have the meaning ascribed to it in the Companies Law.

3. Public Company

The Company is a Public Company as such term is defined in the Companies Law.

4. Share Capital

4.1. The authorized share capital of the Company is NIS 2,000,000 divided into forty million (40,000,000) Ordinary Shares of nominal value NIS 0.05 per share.

4.2. The Ordinary Shares shall have all the rights, powers and authorities associated with the shares of the Company, including the power to appoint directors, to receive notice of, and to vote in, General Meetings of the Company, and to receive dividends and any surplus upon the liquidation of the Company.

4.3. If at any time the share capital is divided into different classes of shares, then, unless the conditions of allotment of such class provide otherwise, the rights, additional rights, advantages, restrictions and conditions attached or not attached to any class, at any given time, may be modified, enhanced, added or abrogated by the Company by resolution at a meeting of the holders of the shares of such class.

5. Issuance of Securities

5.1. The unissued shares of the Company shall be under the control of the Board.

5.2. The Board shall have the power to allot, issue or otherwise dispose of shares to such persons, at such times, on such terms and conditions, and either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, with such preferred or deferred rights, restrictions or conditions, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time, provided that such shares do not exceed the registered share capital of the Company. The Board of Directors shall also have the power to give any person the option to acquire from the Company any shares, either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time.

5.3. The Board may resolve to issue one or more series of debentures; however, such borrowing power shall be limited to actions that do not unreasonably jeopardize the Company's ability to pay its debt or to conduct its business as an entity that seeks to maximize profits.

5.4. The Company may, subject to applicable law, issue redeemable shares and redeem the same.

6. Reorganization of Capital

6.1. Increase of Capital

6.1.1. The Company may, from time to time, by resolution of the Shareholders, whether or not all the shares then authorized have been issued, and whether or not all the shares issued have been called for payment, increase its authorized share capital. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, with such rights and preferences and subject to such restrictions, as such resolution shall provide.

6.1.2. Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased under Article 6.1.1 shall be subject to all the provisions of these Articles which are applicable to shares included in the existing share capital, without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions that are applicable to shares of such class included in the existing share capital).

6.2. Consolidation, Subdivision, Cancellation and Reduction of Capital.

The Company may, from time to time, by resolution of the Shareholders (subject to applicable law):

6.2.1. consolidate all or any part of its issued or unissued share capital into shares of a per share nominal value that is greater than the per share nominal value of its existing shares;

6.2.2. subdivide its shares (issued or unissued) or any of them into shares of lesser nominal value than is fixed by these Articles;

6.2.3. cancel any shares that have not been issued or subscribed for, and decrease the amount of its authorized share capital by the amount of the shares so canceled, subject to any commitment (including a conditional commitment) given by the Company in respect of such shares.

6.2.4. reduce its share capital in any manner, and with and subject to any consent required by law.

6.3. With respect to any action that may result in fractional shares, the Board may settle any difficulty that may arise with regard thereto as it deems fit, and in connection with any such consolidation or other action that may result in fractional shares may, without limitation:

6.3.1. determine, as to the holder of the shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

6.3.2. allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

6.3.3. redeem, in the case of redeemable shares and subject to the Companies Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or

6.3.4. cause the transfer of fractional shares by certain Shareholders to other Shareholders so as most expediently to preclude or remove any fractional share holdings, and cause the transferees of such fractional shares to pay the transferors of such fractional shares the fair value thereof, and the Board is hereby authorized to act in connection with such transfer as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purpose of implementing the provisions of this Article 6.3.

7. Transfer of Shares

7.1. Registration of Transfer

7.1.1. No transfer of shares shall be registered in the Register of Shareholders unless one of the following conditions has been met:

7.1.1.1. a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) signed by the transferee and the transferor, together with the share certificate(s) and such other evidence of title as the Board may reasonably require, were submitted to the Company, and the relevant provisions in these Articles to effect a transfer of shares have been fully complied with. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

7.1.1.2. The Company received a court order requiring the change in the Register of Shareholders.

7.1.1.3. The Company received proof that the legal requirements for the assignment of rights to any Shares were fulfilled.

7.1.1.4. The occurrence of a condition that is sufficient, under these Articles, to effect the change in the Register of Shareholders.

7.2. Decedent's Shares

7.2.1. In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 7.2.2 have been effectively invoked.

7.2.2. Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or order of inheritance (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

7.3. Receivers and Liquidators

7.3.1. The Company may recognize any receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

7.3.2. Such receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to, a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion) be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer contained in these Articles, transfer such shares.

8. Limitation of Liability

         The liability of each Shareholder shall be limited to at least the payment of the nominal value of its shares, unless the Company issues shares for consideration that is less than the nominal value of such shares, in accordance with, and subject to, the terms and conditions set forth in Section 304 of the Companies Law.

9. Amendments to the Articles

The Company may amend these Articles by resolution of the Shareholders.

The Company shall not amend the Articles in a manner that adversely affects the rights of a Shareholder without obtaining the consent of all Shareholders that are adversely affected by such modification. For the avoidance of doubt, any amendment that affects all the Shareholders in the same manner shall not be deemed to constitute a modification of rights associated with specific shares.

10. General Meetings

10.1. The Powers of the General Meeting

The following  matters of the Company  shall be decided in a General  Meeting of
Shareholders:

10.1.1. Amendment of these Articles.

10.1.2. Exercise of the powers vested in the Board in the event that the Board is unable to exercise such powers, as provided in Section 52(a) of the Companies Law.

10.1.3. Appointment and termination of the Company's auditors.

10.1.4. Approval of actions and transactions that are required pursuant to Sections 254 and 255, and 270 through 275, of the Companies Law.

10.1.5. Increase and reduction of the authorized share capital of the Company in accordance with Sections 286 and 287 of the Companies Law.

10.1.6. Approval of a merger in accordance with Section 320(a) of the Companies Law.

10.1.7. Discussion of the financial statements at an Annual Meeting (as defined below).

10.1.8. Appointment of Independent Directors in accordance with Section 239(b) of the Companies Law.

10.2. Annual Meetings and Special Meetings

10.2.1. An Annual General Meeting shall be held at least once in every calendar year (within a period of not more than 15 months after the last preceding Annual General Meeting), at such time and at such place as determined by the Board. Such Annual General Meetings shall be referred to as "Annual Meetings". Any other Shareholders meetings shall be referred to as "Special Meetings".

10.2.2. The agenda at an Annual Meeting shall include a discussion of the annual financial statements of the Company and of the report submitted by the Board that shall include explanations concerning the various events that had an influence on the financial statements.

10.3. Convening a General Meeting

10.3.1. The Board may, whenever it thinks fit, convene a Special Meeting, at such time and place as may be determined by the Board, and shall be obliged to do so upon the receipt of a written request from (i) either 2 directors or 25% of the directors then in office, (ii) a Shareholder or group of Shareholders that holds at least 5% of the issued and outstanding shares of the Company and at least 1% of the voting rights in the Company, or a Shareholder or group of Shareholders that holds at least 5% of the voting rights in the Company, as provided in Section 63 of the Companies Law.

10.3.2. Subject to the provisions of Companies Law and any regulations promulgated thereunder, a notice of a General Meeting need not be delivered to each Shareholder. A resolution may be proposed and adopted at a General Meeting even though the notice prescribed in this Article has not been given, subject to the consent of all of the Shareholders entitled to vote thereon.

10.3.3. The accidental omission to give notice of a meeting to any Shareholder or Shareholders, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting.

10.4. Proceedings at a General Meeting

10.4.1. The Agenda: The agenda for a General Meeting shall be determined by the Board, and shall include (i) in the case of a Special Meeting, the matters for which the Special Meeting was convened pursuant to Section 63 of the Companies Law, and (ii) matters requested by a Shareholder or Shareholders holding not less than (1%) of the voting rights in the General Meeting, provided that such proposed matter is appropriate for discussion in a General Meeting. Only resolutions on matters that are specified in the agenda shall be adopted at such Special Meeting.

10.4.2. Quorum:

                             10.4.2.1. No business shall be transacted at a General Meeting unless a legal quorum is present, and no resolution may be passed unless a legal quorum is present at the time such resolution is voted upon.

                             10.4.2.2. In the absence of a contrary provision in these Articles or in the Companies Law, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the outstanding voting power of the Company shall constitute a legal quorum at General Meetings.

                             10.4.2.3. If within half an hour from the time scheduled for a General Meeting a legal quorum is not present, the meeting shall be adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and other place as the Board may determine in a notice to the Shareholders. If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders entitled to vote, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be
                                         entitled   to  resolve  any  matters on
                                         the agenda of the meeting.

10.4.3. Chairman: The Chairman of the Board shall preside at every General Meeting of the Company and shall be appointed as the Chairman of the General Meeting. If a Chairman of the Board was not appointed, or if the Chairman of the Board is not present within 15 minutes after the time scheduled for the meeting or is unwilling to take the chair, the Shareholders present shall choose someone of their number to be the chairman of such meeting. The office of Chairman of a General Meeting shall not, by itself, entitle the holder to vote at any General Meeting nor shall it grant him a second or casting vote (without derogating, however, from the right of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

10.4.4. Power to Adjourn: The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

10.4.5. Voting Power: Every matter submitted to the General Meeting shall be decided by a vote. Any vote in a General Meeting shall be conducted in accordance with the voting rights that each Shareholder is entitled to in accordance with the number of shares granting voting rights that are held by such Shareholder.

10.4.6. Adoption of Resolutions at General Meetings: Subject to the provisions of the Companies Law, a resolution proposed at any General Meeting shall be deemed adopted if approved by a majority of the voting shares represented at such meeting in person or by proxy. A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

10.5. Resolutions in Writing.

A resolution in writing signed by the Shareholders holding at such time all the issued shares having the right to vote at General Meetings, or to which all such Shareholders had agreed to in writing (by letter, telegram, email, telex, facsimile or otherwise), shall have the same force, for any purpose whatsoever, as if unanimously adopted by a General Meeting duly convened and held.

10.6. Voting Rights and Proxies

10.6.1. No Shareholder shall be entitled to vote in any General Meeting (or be counted as a part of the quorum) unless he fully paid any amounts due, whether with or without any demand for payment for his shares.

10.6.2. In the absence of
contrary provisions in these Articles or in any condition or term annexed to any shares of any class, each Shareholder participating in a General Meeting shall have one vote for each share giving a right to vote in a General Meeting that is held by such Shareholder.

10.6.3. If two or more persons are registered as joint holders of any share, the vote of the person first registered in the Register of Shareholders shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

10.6.4. A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any General Meeting or to authorize or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were a natural person. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman of the meeting) shall be delivered to him.

10.6.5. Any Shareholder entitled to vote may vote either in person or by ballot, as provided in Sections 87 to 89 of the Companies Law or by proxy (and the proxy need not be a Shareholder) or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 10.6.4.

10.6.6. Instrument of Appointment: An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

                          "I_____________________ of ________________________
                            (Name of Shareholder)    (Address of Shareholder)

                   being a Shareholder of Commtouch Software Ltd. hereby appoint

                           _______________________of_________________________
                              (Name of Proxy)         (Address of Proxy)

                  as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of _____________, ______ and at any adjournment(s) thereof.


                  Signed this ______ day of _______, _______,

                                       (Signature of Appointor)"

                  or in any usual or common form or in such other form as may be approved by the Board. Such proxy shall be duly signed by the appointor or such person's duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s) in accordance with its constitutional documents.

10.6.7. The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its principal place of business or at the offices of its registrar or transfer agent, or at such place as the Board may specify) not less than 24 hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such General Meeting. An instrument appointing a proxy that is not limited in time shall expire 12 months after the date of its execution. If the appointment shall be for a specified period, whether in excess of 12 months or not, the instrument shall be valid for the period stated therein.

10.6.8. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such General Meeting prior to such vote being cast.

10.6.9. An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company of an instrument or written notice signed by the person who signed such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 10.6.7, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid despite the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 10.6.9 at or prior to the time such vote was cast.

11. The Board of Directors

11.1. Number of Directors

The number of Directors shall be fixed by the General Meeting by resolution of the Shareholders. Until otherwise resolved in a General Meeting, the Board shall initially consist of 10 directors.

11.2. Election and Removal of Directors

Directors shall be elected at the Annual General Meeting by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors, and each Director shall serve, subject to Article 11.8 hereof, and with respect to a Director appointed pursuant to Article 11.4 hereof subject to such Article, until the Annual General Meeting next following the Annual General Meeting or General Meeting at which such Director was elected pursuant to this Article or Article 11.4 hereof and until his successor is elected, or until his earlier removal pursuant to this Article 11.2. The holders of a majority of the voting power represented at a General Meeting in person or by proxy and voting thereon at such meeting shall be entitled to remove any Director(s) from office, to elect Directors instead of Directors so removed or to fill any vacancy, however created (including any position to which a director was not elected), in the Board. In the case of an outside director or any other director for whom the Companies Law prescribes a different method of election or removal from that specified above, the provisions of the Companies Law shall govern.

11.3. Qualification of Directors

No person or entity shall be disqualified to serve as a director or an Alternate Director by reason of his not holding shares in the Company or by reason of his having served as a director in the past.

11.4. Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the remaining Directors may continue to act in every matter and, pending the filling of any vacancy pursuant to the provisions of Article 11.2, may appoint Directors to fill any such vacancy temporarily; provided, however, that if they number less than a majority of the number determined pursuant to Article 11.1 of these Articles, they may act only in an emergency or to fill the office of Director that has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors determined pursuant to Article 11.1 are in office as a result of such meeting.

11.5. Remuneration of Directors

A Director shall be paid remuneration by the Company for his services as a Director, to the extent such remuneration shall have been approved by a General Meeting of the Company.

11.6. Conflict of Interests

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or relationship of profit with the Company or with any company in which the Company shall be a shareholder or have another interest, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall in any way be interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or relationship of profit or realized from such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors at which the contract or arrangement is first considered, if his interest then exists, or in any other case no later than the first meeting of the Board of Directors after the acquisition of his interest.

11.7. Alternate Directors

11.7.1. A Director may, by written notice to the Company given in the manner set forth in Article 11.7.2 below, appoint any individual (whether or not such person is then a member of the Board of Directors) as an alternate for himself (in these Articles referred to as an "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time, concurrent with the term of the appointing Director.

11.7.2. Any notice to the Company pursuant to Article 11.7.1 shall be given in person to, or by sending the same by mail to the attention of, the Chairman of the Board of the Company at the principal office of the Company or to such other person or place as the Board shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company at the place specified above, whichever is later.

11.7.3. An Alternate Director shall have all the rights and obligations of a director; provided, however, that (i) an Alternate Director shall have no standing at any meeting of the Board or any Committee of the Board while the director for whom such Alternate Director was appointed is present; (ii) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides); and (iii) the Alternate Director is not entitled to remuneration.

11.7.4. The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 11.8, and such office shall ipso facto be vacated if the director for whom the Alternate Director was appointed ceases to be a director.

11.8. Termination of Office

Without derogating from any law, the office of a director shall automatically be vacated, ipso facto, prior the end of the term of his appointment upon the following:

11.8.1. Upon resignation, which shall become effective on the date a written notice of such resignation is delivered to the Company, or a later date specified in the notice.

11.8.2.  If convicted of a felony,  as provided in Section 232 of the  Companies
Law.

11.8.3. Pursuant to a court's decision, as provided in Section 233 of the Companies Law.

11.8.4. Upon death or when declared bankrupt.

11.8.5. If he be found lunatic or becomes of unsound mind.

11.9. No Corporate Director

11.9.1. A corporation will not be qualified to act as a director.

        11.10.      Chairman of the Board of Directors

                    The Board may from time to time elect one of its members to be Chairman of the Board, remove such Chairman from office, and appoint another in his place. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting the Chairman is not present within 15 minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Directors present shall choose someone of their number to be chairman of such meeting. The Chairman will not have any casting or additional vote by reason of his position as Chairman of the Board.

11.11.              Powers of the Board and Delegation of Powers

               11.11.1 The determination of the policy of the business of the Company and the supervision on the performance of the General Manager of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do and which are not required by law or these Articles to be done by the Company by action of its Shareholders at a General Meeting. The authority conferred on the Board by this Article shall be subject to the provisions of the Companies Law, these Articles and any resolution consistent with these Articles adopted from time to time by the Company at a General Meeting; provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board that would have been valid if such resolution had not been adopted.

               11.11.2 Subject to the provisions of the Companies Law, the Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

11.12. Proceedings of the Board

11.12.1. Meetings

11.12.1.1. The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings in accordance with the Company's needs; provided, however, that the Board must meet at least once every 3 months.

11.12.1.2. The Chairman of the Board may convene a meeting of the Board at any time, and shall be required to convene a meeting to be held not later than 14 days following a request by any Director of the Company; provided, that in the event that a meeting is convened under the circumstances described in Section 122(d), 169 or 257 of the Companies Law, the meeting of the Board shall be convened without delay.

Notice of any such meeting shall be given by telephone or by mail, email, telex, telegram or facsimile or other form of electronic communication, a reasonable time before the meeting.

11.12.2. Failure to Deliver Notices: Despite anything to the contrary in these Articles, failure to deliver notice to a Director of any such meeting may be waived by such Director, and a meeting shall be deemed to have been duly convened despite such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate and vote in such meeting to whom notice was not duly given.

11.12.3. Board Meetings by Means of Telecommunication: A meeting of the Board may be conducted by using any communication device, provided that all directors participating in such meeting can simultaneously hear each other.

11.12.4. Quorum: No business shall be transacted at a meeting of the Board unless the requisite legal quorum is present (by means provided under Articles 11.12.3) when the meeting proceeds to business. Until otherwise decided by the Board, a legal quorum at a meeting of the Board shall be constituted by the presence (by means provided under Article 11.12.4) of a majority of the number of directors then in office.

11.12.5. Exercise of Powers of the Board: A resolution proposed at any meeting of the Board shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

11.12.6. The Agenda: The agenda for a meeting of the Board shall be determined by the Chairman of the Board, and shall include matters determined by the Chairman of the Board, matters for which a meeting of the Board was convened pursuant to Article 11.12.1.2, and any matter requested by a director or the General Manager at least 3 days before the meeting.

11.13. Resolutions in Writing

A resolution in writing signed all the directors then in office and lawfully entitled to vote thereon, or to which all the directors have given their written consent (by letter, email, telegram, telex, facsimile or otherwise) shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held.

11.14. Audit Committee

11.14.1. The Board shall appoint an Audit Committee that shall be composed of three members of the Board. The Chairman of the Board, any director that is employed by the Company or who provides the Company with services on a regular basis, and any controlling shareholder (or a relative of a controlling shareholder) may not be members of the Audit Committee.

11.14.2. The Audit Committee shall have the duties set forth in Section 117 of the Companies Law.

11.14.3. Approval by the majority of the members of the Audit Committee shall be deemed approval of the Audit Committee.

11.15. Committees of the Board

11.15.1. Subject to the provisions of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of one or more persons who are directors, and it may from time to time revoke such delegation or alter the composition of any such committee. Any committee so formed (in these Articles referred to as a "Committee of the Board") shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board. The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions of these Articles that regulate the meetings of the Board. Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers.

11.15.2. The Board may revoke any resolution of any Committee of the Board; provided, however, that any such revocation shall not detract from the validity of any transaction entered into with a person that did not know of such revocation.

11.16. Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, even if it is subsequently discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

12. General Manager

12.1. The Board shall from time to time appoint one or more persons, whether or not Directors, as General Manager or General Managers, and may confer upon such person(s), and from time to time modify, or revoke such title(s) and such duties and authorities as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his, her or their salaries and emoluments, remove or dismiss such persons from office and appoint another or others in their place.

12.2. Unless otherwise determined by the Board, the General Manager shall have the authority with respect to the day to day management of the Company in the ordinary course of business, in the framework of, and subject to, the policy, guidelines and instructions of the Board from time to time.

12.3. The General Manager shall have all the management and implementation authorities that are not expressly delegated in the Articles or by the Companies Law, to another organ of the Company, and will be subject to the supervision of the Board.

12.4. The General Manager may, with the consent of the Board, delegate certain of his duties to another person who is subject to his supervision.

12.5. The General Manager shall notify the Chairman of the Board of any unusual event that is material to the Company; if the office of Chairman of the Board is vacant, or the Chairman of the Board refuses or is unable to act, such notification shall be made to all the Directors then in office.

12.6. The General Manager shall periodically furnish the Board with reports in matters, times and format determined by the Board from time to time. When a notification or report of the General Manager require the performance of an action by the Board, then a Board meeting shall be convened without delay.

12.7. The remuneration payable to the General Manager for his services shall be fixed from time to time (subject to any contract between the General Manager and the Company) by the Board, and may be fixed as a regular salary, commission on dividends, profits or revenues of the Company or of any other company in which the Company has an interest, or by participation in the Company's profits, combined or separately.

13. Register of Shareholders

13.1. The Company shall maintain a Register of Shareholders in which the following shall be recorded:

13.1.1. the name, identification card number (if any) and address of every Shareholder, as such details were provided to the Company;

13.1.2. The number of shares and the particular class of Shares owned by each Shareholder, noting the nominal value of such shares, if applicable, and in case the payment for any shares was not fully satisfied, the unpaid amount.

13.1.3. The date on which the shares were issued or transferred to any Shareholder, as the case may be.

13.1.4. If the shares were serially numbered, the Company will note next to the name of each Shareholder the serial numbers of the shares held by such Shareholder.

13.1.5.  As for  "Dormant  Shares" (as  defined in Section 308 of the  Companies
Law), if any, the Register of Shareholders shall state the exact number of Dormant Shares and the date on which such shares became "Dormant Shares".

13.1.6. A Shareholder holding shares as a trustee shall be recorded in the Register of Shareholder with a note of the trusteeship, and the Company shall be entitled to treat such person as the Shareholder in all respects.

14. Auditors

14.1. The Company shall appoint one or more certified public accountants to audit, and provide a report on, the annual financial statements of the Company (the "Auditors").

14.2. The appointment, authorities, duties, responsibilities, rights, remuneration and powers of the Auditors shall be fixed by applicable law and under these Articles. The General Meeting shall have the power to appoint the Auditors for the maximum time period provided under the Companies Law.

14.3. The Board shall cause accurate books of account to be kept in accordance with the provisions of any applicable law. Such books of account shall be kept at the principal office of the Company, or at such other place or places as the Board may deem fit, and they shall always be open to inspection by all Directors.

15. Share Certificates

15.1. Share certificates shall be issued under the corporate seal of the Company (or facsimile thereof) and shall bear the signature (or facsimile thereof) of two Directors, or the signatures of a Director and the secretary of the Company, specifically authorized by the Board for this purpose.

15.2. Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board so approves, to several certificates, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

15.3. A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

15.4. A share certificate that has been defaced, lost or destroyed may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

16. Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

17. Calls on Shares

17.1. The Board may, from time to time, as it in its discretion deems fit, make calls for payment upon Shareholders in respect of any sum that has not been paid up in respect of shares held by such Shareholder and which is not, pursuant to the terms of allotment or issuance of such shares or otherwise, payable at a fixed time. Each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) designated by the Board, as any such time(s) may subsequently be extended or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board (and in the notice referred to below), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares of the Shareholder making payment in respect of which such call was made.

17.2. Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than 14 days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made. Prior to the time for any such payment fixed in a notice of a call given to a member, the Board may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment of such call or designate a different place of payment or person to whom payment is to be made. In the event of a call payable in installments, only one notice thereof need be given.

17.3. If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with this Article, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

17.4. Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

17.5. Any amount called for payment that is not paid when due shall bear interest from the date fixed for payment until actual payment, at such rate (not exceeding the legal rate under any applicable law) and payable at such time(s) as the Board may prescribe. The Board may waive any payment of such interest under this Article.

17.6. With the consent of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board. The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

18. Forfeiture and Surrender

18.1. If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance with these Articles, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount or any portion thereof remains unpaid, forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including without limitation attorney's fees and costs of legal proceedings, shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

18.2. Upon the adoption of a resolution as to the forfeiture of a Shareholder's shares, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than 14 days after the date such notice is given and which may be extended by the Board), such shares shall ipso facto be forfeited; provided, however that prior to such date the Board may nullify such resolution of forfeiture, but no such nullification shall estop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

18.3. Without derogating from any of the provisions of this Article 18, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid, shall be deemed to have been forfeited at the same time.

18.4. Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit. From the date of forfeiture until the date such forfeited shares are sold, re-allotted or otherwise disposed of, such forfeited shares shall be deemed "Dormant Shares" as defined in Section 308 of the Companies Law.

18.5. Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall nonetheless be liable to pay, and shall promptly pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment at the rate prescribed in this
Article 18, and the Board, in its discretion, may enforce the payment of such moneys or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

18.6. The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board from re-exercising its powers of forfeiture pursuant to this Article 18.

18.7. If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article, and the provisions of these Article shall be applicable to such amount as if a call was given at the date fixed for payment.

18.8. Except to the extent that the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of any lien existing on such shares immediately prior to such transfer.

18.9. The Board may cause the Company to sell a share subject to such a lien when the debt, liability or obligation giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or obligation has not been satisfied within 14 days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

18.10. The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or obligations of such Shareholder in respect of such share (whether or not the same have matured), and any residue shall be paid to the Shareholder, his executors, administrators or assigns.

18.11. Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19. Indemnity and Insurance

19.1. Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for actions or omissions done in capacity as Office Holders, in whole or in part, against any of the following:

19.1.1. breach of the duty of care owed to the Company or a third party;

19.1.2. breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had a reasonable grounds to believe that his action would not harm the Company's interests; and

19.1.3. monetary liability imposed on him in favor of a third party.

19.2. Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited to categories of events that the Board believes are foreseeable and to a reasonable sum determined by the Board in the circumstances, for any of the following events:

19.2.1. monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of his being an Office Holder of the Company; and

19.2.2. reasonable costs of litigation, including attorney's fees, expended by an Office Holder or for which an Office Holder has been charged by a court, in an action brought against him by or on behalf of the Company or a third party, or in a criminal action in which an Office Holder was found innocent, or in a criminal offense in which an Office Holder was convicted and in which a proof of criminal intent is not required.

19.3. Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company.

20. Dividends

20.1. No dividend shall be paid  otherwise than in accordance  with Chapter 2 of
Part 7 of the Companies Law.

20.2. Subject to the rights of Shareholders as to dividends, any dividend paid by the Company shall be allocated among the Shareholders entitled thereto, in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividend is being paid without taking into account the premium paid up for the shares. The amount paid up on account of a share that has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

20.3. Subject to the provisions of Section 303 of the Companies Law, no dividend shall be paid otherwise than out of the Profits of the Company, as defined in
Section 302(b) of the Companies Law.

20.4. No dividend shall carry interest as against the Company.

20.5. Subject to the provisions of these Articles and the Companies Law, the Company may cause any moneys, investments or other assets forming part of the undivided distributable profits of the Company to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion.

20.6. For the purpose of giving full effect to any resolution under this Article 20, the Board may settle any difficulty that may arise in regard to the distribution as it deems expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board.

20.7. Without derogating from this Article 20, the Board may give an instruction that shall prevent the distribution of a dividend to the holders of shares on which the full nominal amount has not been paid up.

20.8. The Board may retain any dividend or other moneys payable or property distributable in respect of shares on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities or obligations in respect of which the lien exists.

20.9. The Board may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under
Article 7.2 or Article 7.3, entitled to become a Shareholder, or which any person is, under such Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

21. Minutes

21.1. Minutes of each General Meeting, of each meeting of the Board and of each meeting of a Committee of the Board shall be recorded and duly entered in books provided for that purpose, and shall be maintained by the Company at its principal office or such other place as shall be determined by the Board. Such minutes shall, in all events, set forth the name of the persons at the meeting and all resolutions adopted at the meeting.

21.2. Any such minutes, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

22. Charitable Contributions

To the extent permitted by the Companies Law, the Company may elect to contribute reasonable amounts to worthy causes.

23. Notices

23.1. Any written notice or other document may be served by the Company upon any Shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder's address as it appears in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents, provided however that the Board may resolve that any such address must be located within the State of Israel.

23.2. Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 10.3.2 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders is located in the State of Israel.

23.3. Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted internationally) to the Company at its principal office. Any such notice or other document shall be deemed to have been served when actually tendered if hand delivered, or 48 hours (7 business days if sent internationally) after it has been posted (or when actually received by the addressee if sooner). Notice sent by telegram, telex, facsimile or e-mail shall be deemed to have been served when actually received by the addressee. A notice that is defectively addressed or that otherwise fails to comply with the provisions of this Article 23.3 shall nevertheless be deemed to have been served if and when actually received by the addressee.

23.4. All notices to be given to the Shareholders shall, with respect to any share to which such persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to all the holders of such share.

23.5. Any Shareholder whose address is not listed in the Register of Shareholders, and who shall not have designated in writing an address for the delivery of notices, shall not be entitled to receive any notice from the Company.

23.6. Notwithstanding any other contrary provision of these Articles, the Board may fix a date, not exceeding ninety (90) days prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meetings shall be determined, and all persons who were holders of record of voting shares on such date shall be entitled to notice of and to vote at such meeting.

EXHIBIT 3

                               AMENDMENT NO. 2 TO
                             COMMTOUCH SOFTWARE LTD.
                  1999 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

I.       Section 5(a) of the Plan is amended and restated to read as follows:


                  5.       SHARES SUBJECT TO PLAN.

                           (a) Aggregate Number. Subject to Section 9, the total number of Ordinary Shares reserved and available for issuance pursuant to Options under this Plan shall be 500,000 shares, an increase of 250,000 shares. Such shares may consist, in whole or in part, of authorized and unissued shares or shares reacquired in private transactions or open market purchases, but all shares issued under the Plan regardless of source shall be counted against the 500,000 share limitation. If any Option terminates or expires without being exercised in full, the shares issuable under such Option shall again be available for issuance in connection with other Options. If Ordinary Shares issued pursuant to an Option are repurchased by the Company, such Ordinary Shares shall not again be available for issuance in connection with Options. To the extent the number of Ordinary Shares issued pursuant to an Option is reduced to satisfy withholding tax obligations, the number of shares withheld to satisfy the withholding tax obligations shall not be available for later grant under the Plan.

II. Sections 6(a), (b) and (c) of the Plan are amended and restated to read as follows:

                  6.       GRANT OF OPTIONS.

                           (a) Mandatory Initial Option Grants. Subject to the terms and conditions of this Plan, if any person who is not presently an officer or employee of the Company is elected or appointed a member of the Board, then on the effective date of such appointment or election the Company shall grant to such new Nonemployee Director an Option to purchase 30,000 shares at an exercise price equal to the Fair Market Value of such Shares on the date of such option grant. Any Option granted pursuant to this Section 6(a) shall be referred to as an "Initial Option." All Nonemployee Directors elected at the August 10, 2000 annual meeting of shareholders, as well as Nonemployee Directors appointed directly by the Board, will receive an "Initial Option" grant upon their election or appointment.

                           (b) Mandatory Annual Option Grants. Subject to the terms and conditions of this Plan, on the date of the first meeting of the Board immediately following the annual meeting of shareholders of the Company (even if held on the same day as the meeting of shareholders) commencing in 1999, the Company shall grant to each Nonemployee Director then in office (other than a Nonemployee Director who received a grant under Section 6(a) on or after the record date for such annual meeting) an Option to purchase 10,000 shares at an exercise price equal to the Fair Market Value of such shares on the date of such option grant. Any Option granted pursuant to this Section 6(b) shall be referred to as an "Annual Option."

                           (c) Vesting of Initial Option and Annual Option. Each Option granted under Section 6(a) or 6(b) shall become exercisable at a rate of 1/16th of the shares every three months.

II. Except as hereby amended, the Plan remains in full force and effect and is confirmed in all respects.